Suite 1560 – 200 Burrard St.Vancouver,
BC, V6C 3L6
Tel: (604) 696-3000
Fax: (604) 696-3001

Toronto Stock Exchange: G                                                                                                                                                          New York Stock Exchange: GG

Goldcorp to Divest Saskatchewan Minerals – Sulfate Producer

Vancouver, British Columbia: April 25, 2005 – Goldcorp Inc. (TSX: G) (NYSE: GG) has decided to sell its Saskatchewan Minerals operation and retain the services of Roman Friedrich and Company to seek proposals from interested parties. Saskatchewan Minerals is a leading North American producer of high quality sodium sulfate.

Goldcorp is the world’s lowest cost million ounce gold producer. 2005 gold production is projected to exceed 1.1 million ounces of gold at a cash cost of less than US$60 per ounce. In 2007, gold production is expected to increase to over 1.6 million ounces of gold.  Goldcorp is debt-free and has a strong balance sheet with approximately US$450 million in cash and equivalents.

Cautionary Note Regarding Forward Looking Statements

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the price of gold, silver and copper, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Goldcorp to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, as well as those factors discussed in the section entitled “General Development of the Business – Risks of the Business” in Goldcorp’s Form 40-F on file with the Securities and Exchange Commission in Washington, D.C. and Goldcorp’s Annual Information Form on file with the securities regulatory authorities in Canada. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

For further information, please contact:

Julia Hasiwar
Director, Investor Relations
Goldcorp Inc.
1560-200 Burrard Street
Vancouver, British Columbia, V6C 3L6
Telephone: 604-696-3011
Fax: (604) 696-3001
e-mail: info@goldcorp.com
website: www.goldcorp.com